Exhibit 99.2

NANO DIMENSION LTD.
2 ILAN RAMON, NESS ZIONA, 7403635 ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 13, 2022

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Special General Meeting of Shareholders (the “Meeting”) to be held on December 13, 2022, at 16:00 p.m., Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 5.00 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, December 13, 2022, at 18:00 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal No. 1 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposal No. 2 and 3 described hereinafter requires the affirmative vote of at least a majority of the votes of shareholders present and voting, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that can direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the meeting, to Ms. Yael Sandler, e-mail address: yael@nano-di.com, no later than November 15, 2022.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Ms. Yael Sandler, at 2 Ilan Ramon, Ness Ziona, Israel. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than December 2, 2022. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than December 7, 2022.

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (12,907,044 Ordinary Shares), and whoever holds 5% of the Company’s share capital and voting rights is entitled to examine the Proxy Statement and voting material, according to applicable law.

It is noted that there may be changes on the agenda after publishing this Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO INCREASE THE COMPANY’S REGISTERED SHARE CAPITAL AND CANCELLATION OF ITS NOMINAL VALUE PER SHARE AND TO AMEND THE COMPANY’S ARTICLES OF ASSOCIATION TO REFLECT THE SAME

As of the date hereof, the Company has NIS 2,500,000,000 divided into 500,000,000 authorized Ordinary Shares, par value NIS 5.00 each.

On November 3, 2022, the Board of Directors approved an increase to the Company’s authorized share capital by 300,000,000 Ordinary Shares (the “Increase of Authorized Share Capital”) and to cancel its nominal value per share (the “Cancellation of Nominal Value Per Share”). Accordingly, after giving effect to the Increase of Share Capital, the authorized share capital of the Company will be 800,000,000 Ordinary Shares, no par value. An amendment to the Company’s amended and restated articles of association that reflects the Increase to Authorized Share Capital and the Cancellation of the Nominal Value Per Share, is attached hereto as Exhibit A.

The Board of Directors believes that the Increase of Authorized Share Capital is advisable, and in the Company shareholders’ best interests in order to give the Company greater flexibility in considering and planning for future potential business needs, including in order to have sufficient shares to reserve under our existing equity incentive plan which is crucial as the Company’s high technology needs are facing shortages of sophisticated workforce worldwide, as well as under certain circumstances as a tool, if needed, to deflect takeover attempts at prices which are deemed unattractive to shareholders. In addition. while the company does not have, at this point, any need to raise more capital, such needs may arise in the future to support possible very large acquisitions as they become available, since market status and valuations are now shifting.

In addition, the Board of Directors believes that the Cancellation of Nominal Value Per Share is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Increase of Authorized Share Capital by 300,000,000 Ordinary Shares, and to cancel its nominal value per share, and to amend the Company’s articles of association to reflect the same, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO APPROVE AN UPDATE TO THE FORM OF THE COMPANY’S INDEMNIFICATION AGREEMENT WITH ITS DIRECTORS AND OFFICERS AND TO AMEND THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO REFLECT THE SAME

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations.

In light of the Company’s interest in continuing to attract and retain highly qualified directors and officers, our Compensation Committee and Board of Directors believe that it is in the best interest of the Company and its shareholders to amend and restate the Company’s existing indemnification agreements and to increase the amount of indemnification. The proposed update for the form of indemnification agreement is attached hereto as Exhibit B (the “Updated Indemnification Agreement”), which presents the following changes:

Section of Updated Indemnification Agreement	Original wording	Amended wording
2

General Limitation of Indemnity — If, when and to the extent that a final judicial determination is made, as to which all rights of appeal therefrom have been exhausted or lapsed, the Indemnitee would not be permitted to be so indemnified as provided under this Agreement, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid. Indemnitee’s obligation to reimburse the Company for any advance expenses or other sums paid hereunder shall be unsecured and no interest shall be charged thereon.

Reimbursement by Indemnity. If, when and to the extent that a final judicial determination is made, as to which all rights of appeal therefrom have been exhausted or lapsed, that the Indemnitee would not be permitted to be so indemnified as provided under this Agreement, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid. Indemnitee’s obligation to reimburse the Company for any advance expenses or other sums paid hereunder shall be unsecured and no interest shall be charged thereon.

3.1 — Limitation on Indemnity

The Company undertakes to indemnify Indemnitee, with respect to Section 1(i) above, and in accordance with the terms of this Agreement up to a total amount that will not exceed the lower amount of one of (a) 25% of the Company’s equity, according to the recent financial statements of the Company as of the time of the indemnification payment. (b) US$1,000,000 (One Million United States Dollars). Under the circumstances of indemnification of Indemnitee as set forth in this Agreement.

The Company undertakes to indemnify Indemnitee, with respect to Section 1(i) above, and in accordance with the terms of this Agreement up to a total amount equal to the Company’s total aggregate financial capabilities at the time of the indemnification payment (including receipt of third-party loans at reasonable customary terms), under the circumstances of indemnification of Indemnitee as set forth in this Agreement.

Except as described above, no other changes have been made in the Updated Indemnification Agreement.

Following the approvals of the Compensation Committee and the Board of Directors dated November 3, 2022, it is proposed to approve an amendment according to the form of Updated Indemnification Agreement attached hereto as Exhibit B, and to amend the Company’s Amended and Restated Article of Association to effect the same, attached hereto as Exhibit A.

The shareholders of the Company are requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve an update to the form of the Company’s indemnification agreement in the form attached hereto as Exhibit B, and to amend the Company’s Amended and Restated Articles of Association to effect the same, attached hereto as Exhibit A, all as set forth in the Proxy Statement.”

The above resolution requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate if you are a controlling shareholder or have a personal interest in this proposal. If you indicate this effect — we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3

APPROVAL OF AMENDED AND RESTATED SERIES B WARRANT TERMS IN CONSIDERATION OF AN ADDITIONAL INVESTMENT BY MR. YOAV STERN, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

Background

On July 7, 2020, the shareholders of the Company approved an investment (the “2020 Warrant Transaction”) by Mr. Yoav Stern, the Company’s Chief Executive Officer and Chairman of the Board, through his affiliated entity, under a securities purchase agreement for the issuance of certain warrants to Mr. Stern, dated August 5, 2020 (the “SPA”) of Series A Warrants and Series B Warrants (the “2020 Series B Warrants”) which were issued on May 24, 2021.

Following the approval of the Compensation Committee and the Board of Directors on November 3, 2022, the shareholders of the Company are requested to approve an amendment to the 2020 Series B Warrants, in consideration of an additional investment by Mr. Stern. The amended and restated securities purchase agreement for the issuance of Series B Warrant is attached hereto in Exhibit C (the “Amended and Restated Series B Warrants”).

The main changes reflected in the Amended and Restated Series B Warrant are as follows:

Vesting Schedule Limitations.    As set forth in Section 2(a) of Exhibit C, the exercise of Series B Warrant will be subject to a vesting schedule, except upon the occurrence of a Fundamental Transaction (as defined in the Amended and Restated Series B Warrant) or a Material Change in the Board’s Composition (as defined below).

“Material Change in the Board’s Composition” — means the termination and/or resignation of the majority of the members of the Board of Directors in office within any consecutive twelve (12) months period.

Exercise Price.    In consideration of an additional investment by Mr. Stern of $50,000, the Exercise Price (as defined in the Amended and Restated Series B Warrants) per ADS for Series B Warrants shall be US$2.46, subject to adjustments as specified in the Amended and Restated Series B Warrants.

Except as described above, no other material changes have been made to the 2020 Warrant Transaction.

The Amended and Restated Series B Warrants exceed the limitations of the Compensation Policy.

Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Israeli Companies Law and the regulations promulgated thereunder, and have resolved to approve the Amended and Restated Series B Warrants for the following reasons:

•        The value of the Amended and Restated Series B Warrants was determined while taking into consideration the additional investment by Mr. Stern in the Company, as well as the new limitations of vesting that were added and prevent early exercise and sale of shares.

•        The interest of the Company and its shareholders to have Mr. Stern risk his own capital and increase his investment in the Company, aligning his interests with the rest of the shareholders.

•        The value of the Amended and Restated Series B warrant was determined while taking into consideration the additional cash investments by Mr. Stern in the Company, the fact that Mr. Stern did not receive any equity-based compensation since he has joined the Company almost three years ago unlike other office holders and directors in the Company, the contribution of Mr. Stern to the Company’s growth and high quality of his M&A and strategy leadership.

•        The value of the Amended and Restated Series B Warrants was determined while taking into consideration Mr. Stern’s position as a large executive investor in the Company, including through open market purchases at market prices.

•        The Amended and Restated Series B Warrants were approved while considering numerous factors and all relevant considerations set forth in the Israeli Companies Law.

Accordingly, the Compensation Committee and Board of Directors determined that approving the Amended and Restated Series B Warrants is in the Company’s best interest. In addition, none of the Board of Directors’ members objected to the Amended and Restated Series B Warrants.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Amended and Restated Series B Warrants in consideration of an additional investment by Mr. Yoav Stern, the Company’s Chief Executive Officer and Chairman of the Board, in accordance with the form of Amended and Restated Series B Warrants as set forth in Exhibit C to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate if you are a controlling shareholder or have a personal interest in this proposal. If you indicate this effect — we will not be able to count your vote with respect to this proposal.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 7, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 7, 2022, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yoav Stern, Chairman of the Board of Directors

Exhibit A

THE COMPANIES LAW, 1999
A LIMITED LIABILITY COMPANY
AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
NANO DIMENSION LTD.

Preliminary

1.           Definitions; Interpretation.

(a) In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite to them respectively, unless inconsistent with the subject or context.

“Articles”	shall mean these Articles of Association, as amended from time to time.
“Board of Directors”	shall mean the Board of Directors of the Company.
“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context provides.
“Company”	shall mean NANO DIMENSION LTD.
“Companies Law”

shall mean the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Director(s)”	shall mean the member(s) of the Board of Directors holding office at any given time, including alternate directors.
“External Director(s)”	shall mean as defined in the Companies Law.
“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders, as the case may be.
“NIS”	shall mean New Israeli Shekels.
“Office”	shall mean the registered office of the Company at any given time.
“Office Holder” or “Officer”	shall mean as defined in the Companies Law.
“RTP Law”	shall mean the Israeli Restrictive Trade Practices Law, 5758-1988.
“Securities Law”	shall mean the Israeli Securities Law, 5728-1968.
“Shareholder(s)”	shall mean the shareholder(s) of the Company, at any given time.
“in writing” or “writing”

shall mean written, printed, photocopied, photographic, typed, sent via email, facsimile or produced by any visible substitute for writing, or partly one and partly another, and signed shall be construed accordingly.

(b) Unless otherwise defined in these Articles or required by the context, terms used herein shall have the meaning provided therefor under the Companies Law.

(c) Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in its entirety and not to any part hereof; all references herein to Articles, Sections or clauses shall be deemed references to Articles, Sections or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder (including, any rules, regulations or forms prescribed by any governmental authority or securities exchange commission or authority, if and to the extent applicable); any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; any reference to a “company”, “corporate body” or “entity” shall include a, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and reference to a “person” shall mean any of the foregoing or an individual.

(d) The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

Limited Liability

2.           The Company is a limited liability company, as set forth in the Company’s Memorandum of Association, and therefore each Shareholder’s obligations to the Company shall be limited to the payment of the nominal value of the shares held by such Shareholder, subject to the provisions of the Companies Law.

Public Company; Company’s Objectives

3.           Public Company; Objectives.

(a)  The Company is a Public Company as such term is defined in and as long as it so qualifies under the Companies Law.

(b)  The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law, subject to the purposes of the Company specified in the Company’s Memorandum of Association.

4.           Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) for any purpose that the Board of Directors finds appropriate.

Share Capital

5.           Authorized Share Capital.

(a) The share capital of the Company shall be divided into 800,000,000 Ordinary Shares, no par value each (the “Ordinary Shares”).

(b) The Ordinary Shares shall rank pari passu in all respects.

6.           Increase of Authorized Share Capital.

(a) The Company may, from time to time, by a Shareholders’ resolution, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b) Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of such class included in the existing share capital without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions which are applicable to shares of such class included in the existing share capital).

7.           Special or Class Rights; Modification of Rights.

(a) If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the Companies Law or these Articles, may be modified or cancelled by the Company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares.

(b) The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more Shareholders present in person or by proxy and holding not less than one quarter (1/4) of the issued shares of such class.

(c) Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class.

8.           Consolidation, Division, Cancellation and Reduction of Share Capital.

(a) The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i) consolidate all or any part of its issued or unissued authorized share capital into shares of a per share nominal value, which is larger, equal to or smaller than the per share nominal value of its existing shares;

(ii) divide or sub-divide its shares (issued or unissued) or any of them, into shares of smaller or the same nominal value (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares;

(iii) cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and reduce the amount of its share capital by the amount of the shares so canceled; or

(iv) reduce its share capital in any manner.

(b) With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into shares of a larger, equal or smaller nominal value per share;

(ii) issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

(iii) redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv) round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

(v) cause the transfer of fractional shares by certain Shareholders of the Company to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

9.           Issuance of Share Certificates, Replacement of Lost Certificates.

(a) To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any Shareholder requests a share certificate, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and may bear the signature of one Director, the Company’s CEO, CFO or of any other person or persons authorized therefor by the Board of Directors. Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe. For the avoidance of doubt, any transfer agent designated by the Company may issue share certificates on behalf of the Company even if the signatories on the share certificate no longer serve in the relevant capacities at the time of such issuance.

(b) Subject to the Article 9(a), each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name. Each certificate may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred some of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c) A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d) A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10.         Registered Holder.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.         Issuance and Repurchase of Shares.

(a) The unissued shares from time to time shall be under the control of the Board of Directors (and to the full extent permitted by law any Committee (as defined herein) thereof), which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions (including inter alia terms relating to calls set forth in Article 13(f) hereof), and either at par or at a premium, or subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors (or the Committee, as the case may be) deems fit.

(b) The Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more Shareholders. Such purchase shall not be deemed as payment of dividends and no Shareholder will have the right to require the Company to purchase his shares or offer to purchase shares from any other Shareholders.

12.         Payment in Installment.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

13.         Calls on Shares.

(a) The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b) Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof needs to be given.

(c) If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time (whether on account of such nominal value of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).

(d) Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e) Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f) Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

14.         Prepayment.

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder’s shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

15.         Forfeiture and Surrender.

(a) If any shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors, may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

(b) Upon the adoption of a resolution as to the forfeiture of a shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c) Without derogating from Articles 52 and 56 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d) The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e) Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f) Any person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 13(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(e) The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 15.

16.         Line.

(a) Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b) The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

(c) The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

17.         Sale After Forfeiture of Surrender or in Enforcement of Lien.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.         Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

Transfer of Shares

19.         Registration of Transfer.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s American Depositary Shares on the Nasdaq or on any other stock exchange on which the Company’s shares are then listed for trading.

20.         Suspension of Registration.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders for registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

Transmission of Shares

21.         Decedents’ Shares.

(a) In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 21(b) have been effectively invoked.

(b) Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient (or to an officer of the Company to be designated by the Chief Executive Officer)), shall be registered as a Shareholder in respect of such share, or may, subject to the provisions as to transfer contained herein, transfer such share.

22.         Receivers and Liquidators.

(a) The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

(b) Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

General Meetings

23.         General Meetings.

(a) An annual General Meeting (“Annual General Meeting”) shall be held at such time and at such place, either within or out of the State of Israel, as may be determined by the Board of Directors, no later than fifteen (15) months after the last Annual General Meeting.

(b) All General Meetings other than Annual General Meetings shall be called “Special General Meetings”.

24.         Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the Shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of Shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

25.         Shareholder Proposal Request.

(a) Any Shareholder or Shareholders of the Company holding at least one percent (1%) or a higher percent, as may be required by the Companies Law from time to time, of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered in a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable laws, and the Proposal Request must comply with the requirement of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, the Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder

wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b) The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c) The provisions of Articles 25(a) and 25(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

26.         Notice of General Meetings; Omission to Give Notice.

(a) The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law, and any other requirements applicable to the Company. Notwithstanding anything herein to the contrary, to the extent permitted under the Companies Law, with the consent of all Shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice period than hereinabove prescribed has been given.

(b) The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c) No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d) The Company may add additional places for Shareholders to review the full text of the proposed resolutions to be adopted at a General Meeting, including an internet site.

Proceedings at General Meetings

27.         Quorum.

(a) No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b) In the absence of contrary provisions in these Articles, two or more Shareholders, present in person or by proxy and holding shares conferring in the aggregate at least one-quarter (1/4) of the voting power of the Company, shall constitute a quorum of General Meetings. A proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

(c) If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice to such meeting (which may be earlier or later than the date pursuant to clause (i) above), or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened upon requisition under Section 63 of the Companies Law, one or more Shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum, but in any other case any Shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

28.         Chairperson of General Meeting.

The Chairperson of the Board of Directors or his or her designee shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): a Director, Chief Executive Officer, Chief Financial Officer, Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a Shareholder or proxy of a Shareholder if, in fact, he is also a Shareholder or such proxy).

29.         Adoption of Resolutions at General Meetings.

(a) Except as required by the Companies Law or these Articles, including, without limitation, Article 39 below, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but resolutions with respect to which the Companies Law allows the Company’s Articles to provide otherwise, shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b) Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c) A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

30.         Power to Adjourn.

A General Meeting, the consideration of any matter on its agenda or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he shall if so directed by the meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board (whether prior to or at the General Meeting).

31.         Voting Power.

Subject to the provisions of Article 32(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote, every Shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.         Voting Rights.

(a) A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him.

(b) Any Shareholder entitled to vote may vote either in person or by proxy (who need not be Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (a) above.

(c) If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(c), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholder.

Proxies

33.         Instrument of Appointment.

(a) An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I		of
	(Name of Shareholder)		(Address of Shareholder)
Being a shareholder of NANO DIMENSION LTD. hereby appoints
of
	(Name of Proxy)		(Address of Proxy)
as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.
Signed this ____ day of ___________, ______.
(Signature of Appointor)”

or in any such form as may be approved by the Board of Directors.

(b) Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

34.         Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a) A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.

(b) Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

Board of Directors

35.         Powers of Board of Directors.

(a) The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b) Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.         Exercise of Powers of Board of Directors.

(a) A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b) A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote. In case of an equality of votes of the Board, the Chairman of the Board shall have a second casting vote, and the proposed resolution shall be deemed to be defeated.

(c) The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

37.         Delegation of Powers.

(a) The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more Directors, and it may from time to time revoke such delegation or alter the composition of any such Committee. No regulation imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act done pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board had not been adopted. The meeting and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors or by the Companies Law. Unless otherwise expressly prohibited by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers.

(b) Without derogating from the provisions of Article 49, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c) The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

38.         Number of Directors.

(a) The Board of Directors shall consist of such number of Directors, not less than three (3) nor more than twelve (12), including the External Directors (if any), which will be elected if and as required under the Companies Law, as may be fixed from time to time by the Board of Directors.

(b) Notwithstanding anything to the contrary herein, this Article 38 may only be amended or replaced by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

39.         Election and Removal of Directors.

(a) The Directors, excluding the External Directors if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III.

(i) The term of office of the initial Class I directors shall expire at the first Annual General Meeting to be held after January 1, 2021 and when their successors are elected and qualified,

(ii) The term of office of the initial Class II directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (i) above and when their successors are elected and qualified, and

(iii) The term of office of the initial Class III directors shall expire at the first Annual General Meeting following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified.

(b) Directors (other than External Directors), may be elected only in Annual Meetings. At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2020, each of the successors elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(c) If the number of Directors (excluding External Directors) that constitutes the Board of Directors is hereafter changed, the then-serving Directors shall be redesignated to other Classes and/or any newly created directorships or decrease in directorships shall be apportioned by the Board of Directors among the classes so as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

(d) Prior to every Annual General Meeting of the Company at which Directors are to be elected, and subject to clauses (a) and (f) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such Annual General Meeting (the “Nominees”).

(e) Any Proposing Shareholder requesting to include on the agenda of an Annual General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(c) and Article 25 and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only in an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(c) and Article 25, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the Annual General Meeting at which they are subject to election.

(g) Notwithstanding anything to the contrary herein, this Article 39 and Article 42(e) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

(h) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors shall be only in accordance with the applicable provisions set forth in the Companies Law.

(i) Directors whose terms of office have expired or terminated may be re-elected. The aforesaid will not apply to external directors, whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

40.         Commencement of Directorship.

Without derogating from Article 39, the term of office of a Director shall commence as of the date of his appointment or election, or on a later date if so specified in his appointment or election.

41.         Continuing Directors in the Event of Vacancies.

The Board may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if they number less than the minimum number provided in Article 38 hereof, they may only act in an emergency or to fill the office of director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office, or in case of a vacancy due to the number of Directors serving being less than the maximum number stated in Article 38 hereof, the Board shall determine at the time of appointment the class pursuant to Article 39 to which the additional Director shall be assigned.

42.         Vacation of Office.

The office of a Director shall be vacated and he or she shall be dismissed or removed:

(a) ipso facto, upon his or her death;

(b) if he or she is prevented by applicable law from serving as a Director;

(c) if he or she is declared bankrupt;

(d) if the Board determines that due to his or her mental or physical state he or she is unable to serve as a director;

(e) if his or her directorship expires pursuant to these Articles and/or applicable law;

(f) by a resolution adopted at an Annual Meeting by a majority of 70% of the voting power represented at the Annual Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting. Such removal shall become effective on the date fixed in such resolution;

(g) by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or

(h) with respect to an External Director, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

43.         Conflict of Interests; Approval of Related Party Transactions.

Subject to the provisions of the Companies Law and these Articles, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a Shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his interest.

44.         Alternate Directors.

(a) Subject to the provisions of the Companies Law, a Director may, by written notice to the Company, appoint, remove or replace any person as an alternate for himself; provided that the appointment of such person shall have effect only upon and subject to its being approved by the Board (in these Articles, an “Alternate Director”). Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time concurrent with the term of the appointing Director.

(b) Any notice to the Company pursuant to Article 44(a) shall be given in person to the Chairperson of the Board of Directors, or by sending the same in writing to the attention of the Chairperson of the Board of Directors at the principal office of the Company or to such other person or place as the Board of Directors shall have determined for such purpose, and shall become effective on the date fixed therein, upon the receipt thereof by the Company (at the place as aforesaid) or upon the approval of the appointment by the Board, whichever is later.

(c) An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided however, that (i) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and (ii) an Alternate Director shall have no standing at any meeting of the Board of Directors or any Committee thereof while the Director who appointed him is present.

(d) Any individual, who qualifies to be a member of the Board of Directors, may act as an Alternate Director. One person may not act as Alternate Director for several directors.

(e) The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 42, and such office shall ipso facto be vacated if the office of the Director who appointed such Alternate Director is vacated, for any reason.

Proceedings of the Board of Directors

45.         Meetings.

(a) The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b) Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than forty-eight (48) hours’ notice shall be given of any meeting so convened, unless such notice is waived by all of the Directors as to a particular meeting or unless the matters to be discussed at such meeting are of such urgency and importance, as determined by the Chairperson, that notice ought reasonably to be waived under the circumstances.

(c) Notice of any such meeting shall be given in writing, including by email.

(d) Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

46.         Quorum.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication) when the meeting proceeds to business.

47.         Chairperson of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his place. The Chairperson of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

48.         Validity of Acts Despite Defects.

(a) All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

(b) The General Meeting shall be entitled to ratify any act taken by the Board or any committee without authority or which was tainted by some other defect. From the time of such ratification, every act ratified shall be treated as though lawfully preformed from the outset.

Chief Executive Officer

49.         Chief Executive Officer.

(a) The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his or their place or places.

(b) Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect to the management and operations of the Company in the ordinary course of business.

Minutes

50.         Minutes.

Any minutes of the General Meeting or the Board of Directors or any committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board or a committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board or meeting of a committee thereof, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

Dividends

51.         Declaration of Dividends.

The Board of Directors may from time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company and as permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the Shareholders entitled thereto.

52.         Amount Payable by Way of Dividends.

(a) Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto in proportion to their respective holdings of the shares in respect of which such dividends are being paid.

53.         Interest.

No dividend shall carry interest as against the Company.

54.         Capitalization of Profits, Reserves, etc.

The Board of Directors may determine that the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the Shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such Shareholders in full satisfaction of their interest in the said capitalized sum.

55.         Implementation of Powers.

For the purpose of giving full effect to any resolution under Article 54, and without derogating from the provisions of Article 56 hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may fix the value for distribution of any specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the value so fixed, or that fractions of less value than a certain determined value may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. Where requisite, a proper contract shall be filed in accordance with Section 291 of the Companies Law, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.

56.         Deductions from Dividends.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by such Shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

57.         Deductions from Retaining Dividends.

(a) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b) The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 26 or 27, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

58.         Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of seven years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be, if claimed, paid to a person entitled thereto.

59.         Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a share may be paid by check or payment order sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Register of Shareholders or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

60.         Receipt from a Joint Holder.

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

Accounts

61.         Books of Account.

The Company’s books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No Shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors. The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to the Shareholders.

62.         Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

62A.      Internal auditor.

To the extent required by the Companies Law the Board of Directors will appoint an internal auditor according to the audit committee’s recommendation (“Internal Auditor”).

The Internal Auditor shall submit, for the approval of the Board of Directors or the audit committee, as determined by the Board of Directors, a proposal for an annual or periodic work plan, and the Board of Directors or the audit committee shall approve such plan with such changes as it deem fit. Unless the Board of Directors determines otherwise, the work plan shall be submitted to the Board of Directors and approved by it.

Supplementary Registers

63.         Supplementary Registers.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

Exemption, Indemnity and Insurance

64.         Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a) a breach of duty of care to the Company or to any other person;

(b) a breach of duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that the act that resulted in such breach would not prejudice the interests of the Company;

(c) a financial liability imposed on such Office Holder in favor of any other person; and

(d) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the RTP Law).

65.         Indemnity.

(a) Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i) a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the Office Holder;

(ii) reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent;

(iii) reasonable litigation costs, including attorney’s fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

(iv) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P(b)(1) of the RTP Law).

(b) Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i) Sub-Article 65(a)(ii) to 65(a)(iv); and

(ii) Sub-Article 65(a)(i), provided that:

(1) the undertaking to indemnify is limited to such events which the Board of Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(2) the undertaking to indemnify shall set forth such events which the Directors shall deem to be likely to occur in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

The maximum amount of indemnification payable by the Company with respect to those liabilities and expenses described in Sub-Article 65(a)(i), for each Office Holder and for all Office Holders together, individually or in aggregate, under all letters of indemnification issued or to be issued by the Company, shall not exceed the Company’s total aggregate financial capabilities at the time of the indemnification payment (including receipt of third-party loans at reasonable customary terms), under the circumstances of indemnification of Indemnitee as set forth in this Agreement.

66.         Exemption.

Subject to the provisions of the Companies Law and the Securities Law, the Company may exempt and release, in advance, any Office Holder from any liability to the Company for damages arising out of a breach of the Office Holder’s duty of care towards the Company.

Notwithstanding the foregoing, the Company may not exempt a Director in advance from his liability for damages with respect to violation of his duty of care to the Company with respect to distributions. In addition, the Company may not exempt an Office Holder from his liability to the Company with regard to a resolution and/or a transaction in which the controlling Shareholder and/or any Office Holder has a personal interest.

67.         The provisions of Articles 64 through 66 shall also apply to an alternate director.

68.         General.

(a) Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 64 to 68 and any amendments to Articles 64 to 68 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b) The provisions of Articles 64 to 68 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the RTP Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

Winding Up

69.         Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

Notices

70.         Notices.

(a) Any written notice or other document may be served by the Company upon any Shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

(b) Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c) Any such notice or other document shall be deemed to have been served:

(i) in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted;

(ii) in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii) in the case of personal delivery, when actually tendered in person, to such addressee; or

(iv) in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d) If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 70.

(e) All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f) Any Shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g) Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in the manner required by applicable law.

* * *

Exhibit B

Indemnification Agreement

This Indemnification Agreement (this “Agreement”) is made as of ___________, _______, by and between Nano Dimension Ltd., a company organized and existing under the laws of Israel (the “Company”) and ____________ I.D. No / Passport No ____________ (“Indemnitee”).

WHEREAS, the Company desires to attract and retain qualified directors and officers and to provide them with protection against liability and expenses incurred while acting in that capacity; and

WHEREAS, Indemnitee is director or officer of the Company; and

WHEREAS, in order to induce Indemnitee to serve as a director or officer of the Company, the Company agrees to indemnify Indemnitee upon certain occurrences, all under the terms of this Agreement.

Now, therefore, the parties agree as follows:

1.    Indemnity. The Company hereby agrees, subject to the limitations set forth in this Agreement and to applicable law:

To indemnify Indemnitee to the greatest extent possible under applicable law against any liability or expense in respect of any acts or omissions of Indemnitee in his capacity as a director or officer of the Company, as follows:

(i) a financial obligation imposed on Indemnitee in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii) reasonable litigation expenses, including attorneys’ fees, expended by Indemnitee or charged to him by a court, in a proceeding instituted against him by the Company or on its behalf or by another person, or in a criminal charge from which he was acquitted or in any criminal proceeding of a crime which does not require proof of mens rea (criminal intent) in which the Indemnitee is convicted, or due to an investigation or a proceeding conducted against him by an authority authorized to conduct an investigation or a proceeding, pursuant to which no indictment was filed against him and no monetary liability was imposed on him as an alternative to a criminal proceeding, or due to an investigation or a proceeding conducted against him by an authority authorized to conduct an investigation or a proceeding, pursuant to which no indictment was filed against him but a monetary liability was imposed on him as an alternative to a criminal proceeding, for a crime which does not require a finding of mens rea (criminal intent) (collectively referred to hereinafter as a “Claim”);

(iii) a payment which Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the “Securities Law”), if applicable, and expenses that Indemnitee incurs in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, if applicable, including reasonable legal expenses, which term includes attorney fees; and

(iv) any other obligation or expense in respect of which it is permitted or will be permitted under the Companies Law, 5759-1999, to indemnify an officer or director, subject to and in accordance with all applicable law.

The above indemnification will also apply to any action taken by the Indemnitee in his capacity as a director and/or officer of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in his capacity as a director, officer or observer at board of directors’ meetings, of a company not controlled by the Company but where his appointment as a director, officer or observer results from the Company’s holdings in such company (“Affiliate”).

2.    Reimbursement by Indemnity. If, when and to the extent that a final judicial determination is made, as to which all rights of appeal therefrom have been exhausted or lapsed, that the Indemnitee would not be permitted to be so indemnified as provided under this Agreement, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid. Indemnitee’s obligation to reimburse the Company for any advance expenses or other sums paid hereunder shall be unsecured and no interest shall be charged thereon.

3.    Limitations on Indemnity.

3.1.      The Company undertakes to indemnify Indemnitee, with respect to Section 1(i) above, and in accordance with the terms of this Agreement up to a total amount equal to Company’s total aggregate financial capabilities at the time of the indemnification payment (including receipt of third party loans at reasonable customary terms), under the circumstances of indemnification of Indemnitee as set forth in this Agreement.

3.2.      Indemnitee shall not be entitled to indemnification under Section 1, for financial obligations imposed arising from any of the following: (i) a breach of the duty of fiduciary by Indemnitee, except, to the extent permitted by law, for a breach of the duty of fiduciary by the Indemnitee to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company, Subsidiary or Affiliate, as applicable; or (ii) a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly, except if it was done in negligence only; or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee (excluding a fine or monetary penalty imposed pursuant to the conviction of a crime which requires proof of mens rea (criminal intent)); or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than (a) by way of defense or by way of third party notice in connection with claim brought against the Indemnitee, or (b) in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by Indemnitee, which approval shall not be unreasonably withheld.

3.3.      The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O Policy”), such that Indemnitee will not be entitled to payment from the Company for amounts which Indemnitee has actually obtained under the D&O Policy.

3.4.      Subject to the provisions of this Section 3, the indemnification hereunder will, in each case, cover all sums of money that the Indemnitee will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

3.5.      The Company will be entitled to reimbursement of amounts collected from a third party in connection with liabilities indemnified hereunder. Such reimbursement shall not exceed the amount the Company has paid to the Indemnitee.

4.    Limitation of Categories of Claims. The indemnification pursuant to Section 1(i) above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Company’s Board of Directors to be foreseeable at the date hereof:

4.1.      The offering of securities by the Company and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

4.2.      Occurrences in connection with investments in or by the Company and/or Subsidiary and/or Affiliate in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by the Indemnitee in the name of the Company and/or Subsidiary and/or Affiliate as a director, officer, employee and/or board observer of the corporation which is the subject of the transaction and the like;

4.3.      The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company and/or Subsidiary and/or Affiliate;

4.4.      Actions in connection with the merger of the Company and/or any Subsidiary and/or any Affiliate with or into another entity;

4.5.      Actions in connection with the sale of the operations, assets and/or business, or part thereof, of the Company and/or Subsidiary and/or Affiliate;

4.6.      Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, licensing or acquisition of rights in products, assets or technologies of other persons or legal entities, and the sale, licensing or grant of license in the same to other persons or legal entities, and the division or consolidation thereof;

4.7.      Actions taken in connection with labor relations and/or employment matters (including employment-related benefits) in the Company and/or Subsidiary and/or Affiliate and trade relations of the Company and/or Subsidiary and/or Affiliate, including with employees, independent contractors, customers, suppliers and various service providers;

4.8.      Actions in connection with the developing, testing and manufacturing of products (including a third party’s products, solutions and technologies) by the Company and/or Subsidiary and/or Affiliate or in connection with the distribution, sale, license or use of such products, solutions or technologies, and management of projects whether of the Company and/or Subsidiary and/or affiliate and/or any third party;

4.9.      Actions relating to the promotion, offering and/or support of the products, solutions and technologies in the fields of operation of the Company, any of its Subsidiaries or Affiliates as shall exist from time to time.

4.10.    Actions taken in connection with the intellectual property of the Company and/or Subsidiary and/or Affiliate and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property or any claim or demand made for actual or alleged infringement, misappropriation, or misuse of any third party’s intellectual property rights by the Company, its Subsidiaries or Affiliates, including without limitation confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, and misappropriation of ideas by the Company, its Subsidiaries or Affiliates;

4.11.    Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or Subsidiary and/or Affiliate, that have been decided upon, whether such policies and procedures are published or not, and actions relating to the operations and management of the Company and/or of any Subsidiaries and/or Affiliates.

4.12.    Occurrences resulting from the Company’s and/or Subsidiary’s and/or Affiliate’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in the U.S. or elsewhere;

4.13.    Any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company and\or Subsidiary and/or any Affiliate.

4.14.    Any claim or demand made by any third party suffering any personal injury or damage to business or personal property through any act or omission attributed to the Company or its Subsidiaries or its Affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

4.15.    Any claim or demand made by suppliers, contractors or other third parties transacting any form of business with the Company in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

4.16.    Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company or the party making such claim (including any transaction with directors or officers of the Company or any controlling shareholder of the Company).

4.17.    Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company and\or Subsidiary and/or Affiliate, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any federal, state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

4.18.    Any actions or decisions relating to insurance matters and/or risk management of the Company.

4.19.    The filing of a report and/or announcement required by the Companies Law and/or any securities law which is applicable or may be applicable to the Company from time to time, including the U.S. Securities Laws, including the regulations pertaining to these laws, the Israeli Securities Law — 1968, and/or according to rules and/or regulations adopted by the NASDAQ or any other stock exchange and/or securities market and/or any law of any other country pertaining to these issues and/or the failure to file such a report and/or announcement, and/or actions relating to tender offers of the Company, including actions relating to delivery of opinions in relation thereto.

4.20.    Any decision regarding a distribution, as defined in the Companies Law, including a distribution pursuant to a court order, and/or repurchase of shares or returns of capital or loans of the Company.

4.21.    Any actions in connection with the change in the Company’s structure and/or a reorganization of the Company, including any arrangement between the Company and its shareholders and/or creditors according to the Companies Law, and/or any decision relating to these issues including, but not limited to, a change in the Company’s capital, the establishment of subsidiaries and/or their liquidation or sale, and/or all allotments or distributions.

4.22.    Approval of corporate actions, including the approval of acts of the Company’s management, its guidance and its supervision.

4.23.    Any claim or demand made in connection with any expression of opinion or saying made in good faith during the course of performance of duties and in connection with the performance of duties, including during meetings of the board of directors or committees of the Company;

4.24.    Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity (in Israel or abroad), including the Office of the Chief Scientist or the Investment Center of the Israeli Ministry of Industry and Commerce, the Israeli Antitrust Authority or the Israel Securities Authority, or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company and/or Subsidiary, or any of their respective businesses or operations.

4.25.    Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, for damages, losses or personal injuries related to such products.

4.26.    Any claim or demand made in connection with any preparation or formulation of work plans, including pricing, marketing, distribution, instructions to employees, customers and suppliers, and collaboration with competitors.

4.27.    Any acts in regard of invasion of privacy, participation and/or non-participation at Board meetings and/or voting and/or abstention from voting at Board meetings, approval of corporate actions, claims of failure to exercise business judgment.

4.28.    Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

4.29.    Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

4.30.    Decisions and/or actions relating to environmental compliance, including pollution, contamination and hazardous materials.

4.31.    Granting of liens on Company assets and granting guarantees on behalf of the Company.

4.32.    Claims in connection with publishing or providing any information, including any filings with governmental authorities in the U.S., Israel and elsewhere, on behalf of the Company, in the circumstances required under applicable laws.

4.33.    Claims in connection with the preparation, approval or providing of any annual or quarterly financial statements, profit and loss statements, balance sheets and similar financial information or forecasts.

4.34.    Any of the forgoing actions or decisions relating or otherwise applicable to any Subsidiary or Affiliate of the Company.

4.35.    Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.

5.    Expenses; Indemnification Procedure. The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable (“Time of Indebtedness”), and with respect to items mentioned in Section 1(ii) above, even prior to a court decision, but has no duty to advance payments in less than twenty (20) days (but in any event not later than thirty (30) days) following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by Indemnitee to the Company, if such proceedings are concluded in such manner that would not have entitled the Indemnitee to indemnification under Section 1 above. Additionally, the Company shall make available to Indemnitee any securities and/or guarantees which Indemnitee will be required to provide in the framework of any action or proceeding and/or according to any interim decision, including arbitration proceedings, and including with respect to the exchange of any attachments imposed on Indemnitee’s assets.

6.    Notification and Defense of Claim. If any Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

6.1.      The Indemnitee shall promptly notify the Company of any legal proceedings initiated and of all possible or threatened legal proceedings without delay following first becoming aware thereof, and the Indemnitee shall deliver to the Company, or to such person as it shall advise, without delay all documents received in connection with these proceedings. Similarly, the Indemnitee must advise the Company on an ongoing and current basis concerning all events which the Indemnitee suspects may give rise to the initiation of legal proceedings against the Indemnitee. Notice to the Company shall be directed to the Chief Executive Officer with a copy to the General Counsel and the Chief Financial Officer of the Company as per Section 19 hereof, or if the Indemnitee is then the Chief Executive Officer of the Company, such notice shall be directed to the Chairman of the Board and the other addressees.

6.2.      The Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ its own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless: (i) the Company shall not have assumed the defense of the Claim, or (ii) the named parties to any such action (including any impleaded parties) include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between Indemnitee and the Company, in either of which events reasonable fees and expenses of such counsel to Indemnitee shall be borne by the Company. However, in no event will the Company be obligated to pay the fees or expenses of more than one firm of attorneys representing Indemnitee in connection with any one Claim or separate but substantially similar or related Claims in the same jurisdiction arising out of the same general allegations or circumstances. For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in Indemnitee’s name or to agree to a plea-bargain in his name without his prior written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without Indemnitee’s prior written consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without Indemnitee’s consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Agreement and/or pursuant to law and further provided that any such settlement or arrangement does not impose on Indemnitee any liability or limitation.

6.3.      The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company’s written consent. Indemnitee shall give the Company such information and cooperation as may be required.

6.4.      The Indemnitee will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that the Indemnitee will not be required to pay the same or to finance the same himself.

7.    Subrogation. In the event of payment under this Agreement from Company to Indemnitee, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents reasonably required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

8.    Primacy of Indemnification. The Company hereby acknowledges that Indemnitee has or may have certain rights to indemnification, advancement of expenses and/or insurance provided by the Indemnitee or by the party or parties who appointed the Indemnitee and certain of such party’s affiliates (collectively, the “Appointing Party”). The

Company hereby agrees, with respect to Indemnitee’s right to indemnification pursuant hereto: (i) that the Company is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Appointing Party or its (or the Indemnitee’s) insurer to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that, subject to the provisions hereof, the Company shall be required to advance the full amount of expenses incurred by Indemnitee and indemnifiable hereunder and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the Company’s Articles Association (or any agreement between the Company and Indemnitee) all subject to the provisions hereof, without regard to any rights Indemnitee may have against the Appointing Party or its (or the Indemnitee’s) insurer, and, (iii) that the Company irrevocably waives, relinquishes and releases the Appointing Party or its (or the Indemnitee’s) insurer from any and all claims against the Appointing Party or its (or the Indemnitee’s) insurer for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Appointing Party or its (or the Indemnitee’s) insurer on behalf of an Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Appointing Party or its (or the Indemnitee’s) insurer shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and the Indemnitee agree that the Appointing Party or its (or the Indemnitee’s) insurer are express third party beneficiaries of the terms hereof.

9.    Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses actually or reasonably incurred by Indemnitee in connection with a Claim or Claims, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses to which Indemnitee is entitled.

10.  Other Indemnification. Except to the extent provided in Section 8 above, the Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts, which are in excess of the amount paid to Indemnitee pursuant to such policy or agreement and other than a deductible payable by the Indemnitee under an insurance policy or indemnification agreement.

11.  Collection from a Third Party. The Company will be entitled to any amount collected from a third party in connection with a Claim or Claims actually indemnified hereunder by the Company.

12.  Non-Exclusivity. The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he may have under the Company’s Articles of Association or applicable law or otherwise, and to the extent that during the indemnification period hereunder the rights of the then existing directors and officers are more favorable to such directors or officers than the rights currently provided thereunder or under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable rights.

13.  Exemption. The Company hereby exempts Indemnitee, to the fullest extent permitted by law, from any liability, or any part of liability, for damages caused as a result of a breach of his duty of care to the Company, provided that in no event shall he be exempt with respect to any actions listed in Section 3.2 above.

14.  Post Factum Indemnification. It is hereby clarified that nothing in here shall limit the Company’s right to indemnify the Indemnitee post factum, for any and all amounts or events, without limitation.

15.  Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. If such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

16.  Termination of Services. For the avoidance of doubt, the Company will indemnify Indemnitee even if at the relevant Time of Indebtedness Indemnitee is no longer a director or officer of the Company or of a Subsidiary or a director, officer and/or board observer of an Affiliate, as applicable, provided, that the obligations are in respect of actions taken by the Indemnitee while serving as a director, officer and/or board observer, as aforesaid, and in such capacity.

17.  Attorneys’ Fees. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys’ fees and other costs, in addition to such relief as may be awarded by a court or other tribunal.

18.  Further Assurances. The parties will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts, documents and things as may be reasonably required for the purpose of giving effect to this Agreement and the transactions contemplated hereby. Notwithstanding anything to the contrary, if for the validation of any of the undertakings in this Agreement any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

19.  Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

20.  Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes and cancels all prior agreements, proposals, representations and communications between the parties regarding the subject matter hereof. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing and signed by the parties hereto.

21.  Binding Effect; No Assignment. This Agreement shall be binding upon Indemnitee and the Company, their successors and assignees, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assignees and to the benefit of the Company, its successors and assignees. Indemnitee shall not assign or otherwise transfer his rights under this Agreement and any attempt to assign or transfer such rights shall be deemed null and void.

22.  Governing Law; Jurisdiction. This Agreement shall be interpreted and enforced in accordance with the laws of the State of Israel, without regard to their rules of conflict of laws, and any dispute arising from or in connection with this Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

23.  Construction. The undertakings of the parties pursuant to this Agreement shall be widely construed and in a manner designated to give them effect, to the fullest extent permissible under law. In the event of any contradiction between the provisions of this Agreement and any provision of law that is not dispositive or which cannot be amended, the provision of law shall prevail but the same shall not impair or derogate from the validity of the other provisions hereunder.

24.  Counterpart Signatures. This Agreement may be executed in counterparts, both of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that two parties need not sign the same counterpart. In the event that any signature is delivered by facsimile or PDF transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile or PDF signature page were an original thereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Nano Dimension Ltd.
Name: ______________
Title: ______________	_________________

Exhibit C

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

AMENDED AND RESTATED SERIES B WARRANT TO PURCHASE ORDINARY SHARES
REPRESENTED BY AMERICAN DEPOSITARY SHARES

NANO DIMENSION LTD.

Number of American Depositary Shares: 27,742,103	Issue Date: May 24th, 2021

THIS AMENDED AND RESTATED WARRANT TO PURCHASE ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES (the “Warrant”) certifies that, for value received, Stern YOI Ltd. Partnership or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date that is the earlier of: (i) as of ten days following the Issue Date hereof, in such portions specified under the vesting schedule set forth in Exhibit C attached hereto, or (ii) without any vesting limitations thereof, upon the occurrence of a Fundamental Transaction or a Material Change in the Board’s Composition (the “Initial Exercise Date”), on or prior to 5:00 p.m. (New York time) on August 6, 2027 (the “Termination Date”), provided that, if such date is not a Trading Day, the Termination Date should be the immediate following Trading Day but not thereafter, to subscribe for and purchase from Nano Dimension Ltd., a company organized under the laws of the State of Israel (the “Company”), up to 27,742,103 Ordinary Shares, par value 5 NIS per share (the “Ordinary Share(s)”) (as subject to adjustment hereunder, the “Warrant Shares”)), represented by 27,742,103 American Depositary Shares (“ADSs”), as subject to adjustment hereunder, and the ADSs issuable upon exercise of this Warrant (the “Warrant ADSs”). The purchase price of one Warrant ADS shall be equal to the Exercise Price, as defined in Section 2(b). This Warrant is issued in connection and subject to, the terms and conditions described in the Securities Purchase Agreement, dated August 5, 2020, between the initial Holder and the Company (the “Agreement”).

Section 1. Definitions. In addition to the terms defined elsewhere in this Warrant, the following terms have the meanings indicated in this Section 1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, a legal holiday in the State of Israel or any day on which banking institutions in the State of New York or in the State of Israel are authorized or required by law or other governmental action to close.

“Commission” means the United States Securities and Exchange Commission.

“Deposit Agreement” means the Amended and Restated Deposit Agreement dated as of April 15, 2019, as amended, among the Company, The Bank of New York Mellon as Depositary and the owners and holders of ADSs from time to time, as such agreement may be amended or supplemented.

“Depositary” means The Bank of New York Mellon, as Depositary under the Deposit Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Material Change in the Board’s Composition” means the termination and/or resignation of the majority of the members of the Board of Directors in office within any consecutive twelve (12) months period.

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares or ADSs, including, without limitation, any debt, preferred shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares or ADSs.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means each subsidiary of the Company (collectively, the “Subsidiaries”).

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the ADSs and/or the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB, OTCQX or the Tel Aviv Stock Exchange (or any successors to any of the foregoing).

Section 2. Exercise.

(a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date, in such portions specified under the vesting schedule set forth in Exhibit C attached hereto; or, without any such vesting limitations, immediately upon the occurrence of a Fundamental Transaction or a Material Change in the Board’s Composition, by delivery to the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company) and the Depositary of a duly executed facsimile copy (or .pdf copy via e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the unpaid portion of the aggregate Exercise Price for the Warrant ADSs specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant ADSs available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant ADSs available hereunder shall have the effect of lowering the outstanding number of Warrant ADSs purchasable hereunder in an amount equal to the applicable number of Warrant ADSs purchased. The Holder and the Company shall maintain records showing the number of Warrant ADSs purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant ADSs hereunder, the number of Warrant ADSs available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

(b) Exercise Price. The exercise price per ADS under this Warrant shall be US$2.46 per ADS, subject to adjustment hereunder (the “Exercise Price”).

(c) Cashless Exercise. This Warrant may be exercised, pursuant to the sole discretion of the Holder but subject to the limitations specified herein, in whole or in part, by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant ADSs equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the ADSs on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B) = the Exercise Price, as adjusted hereunder; and

(X) = the number of Warrant ADSs that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant ADSs are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant ADSs shall take on the registered characteristics of the Warrants being exercised. The Company agrees not to take any position contrary to this Section 2(c).

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the bid price of the ADSs for the time in question (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of ADSs so reported, or (d) in all other cases, the fair market value of one ADS as determined by an independent appraiser selected in good faith by the Holders of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the ADSs are then listed or quoted on a Trading Market, the daily volume weighted average price of the ADSs for such date (or the nearest preceding date) on the Trading Market on which the ADSs are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the ADSs for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the ADSs are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the ADSs are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the ADSs so reported, or (d) in all other cases, the fair market value of one ADS as determined by an independent appraiser selected in good faith by the Company, the fees and expenses of which shall be paid by the Company.

(d) Mechanics of Exercise.

i. Delivery of Warrant Shares Upon Exercise. The Company shall cause its registrar to deposit the Warrant Shares subject to such exercise with Depositary, and cause the Depositary to credit the account of the Holder’s or its designee’s balance account with The Depository Trust Company (or another established clearing corporation performing similar functions) through its Deposit/Withdrawal At Custodian system (“DWAC”) if the Depositary is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant ADSs to or resale of the Warrant ADSs by the Holder or (B) the Warrant ADSs are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming this Warrant is being exercised via cashless exercise), and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant ADSs to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise, by the date that is the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant ADS Delivery Date”) provided that the Warrant ADS Delivery Date shall not be deemed to have occurred until such time that the Company has received the aggregate Exercise Price. Upon delivery of the Notice of Exercise together with payment to the Company of the aggregate Exercise Price, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant ADSs. If the Company fails for any reason to deliver to the Holder the Warrant ADSs subject to a Notice of Exercise by the Warrant ADS Delivery Date, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant ADSs subject to such exercise (based on the VWAP of the ADSs on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Warrant ADS Delivery Date until such Warrant ADSs are delivered or Holder rescinds such exercise. The Company agrees to maintain a depositary that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the ADSs as in effect on the date of delivery of the Notice of Exercise.

ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant ADSs, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant ADSs called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii. Rescission Rights. If the Company fails to cause the Depositary to transmit to the Holder the Warrant ADSs pursuant to Section 2(d)(i) by the Warrant ADS Delivery Date, then the Holder will have the right to rescind such exercise; provided, however, that the Holder shall be required to return any Warrant ADSs or Ordinary Shares subject to any such rescinded exercise notice concurrently with the return to Holder of the aggregate Exercise Price paid to the Company for such Warrant ADSs and the restoration of Holder’s right to acquire such Warrant ADSs pursuant to this Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

iv. Compensation for Buy-In on Failure to Timely Deliver Warrant ADSs Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Depositary to deliver to the Holder the Warrant ADSs in accordance with the provisions of Section 2(d)(i) above pursuant to an exercise on or before the Warrant ADS Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, ADSs to deliver in satisfaction of a sale by the Holder of the Warrant ADSs which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant ADSs for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of ADSs that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases ADSs having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of ADSs with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver ADSs upon exercise of the Warrant as required pursuant to the terms hereof.

v. No Fractional Shares or Scrip. No fractional Warrant ADSs shall be issued upon the exercise of this Warrant. As to any fraction of an ADS which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole ADS.

vi. Charges, Taxes and Expenses. Issuance of Warrant ADSs shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant ADSs, all of which taxes and expenses shall be paid by the Company, and such Warrant ADSs shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided , however , that in the event that Warrant ADSs are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all standard Depositary fees required for same-day processing of any Notice of Exercise and all standard fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant ADSs.

vii. Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

Section 3. Certain Adjustments.

(a) Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on its Ordinary Shares or ADSs or any other equity or equity equivalent securities payable in Ordinary Shares or ADSs (which, for avoidance of doubt, shall not include any ADSs issued by the Company upon exercise of this Warrant), as applicable, (ii) subdivides outstanding Ordinary Shares or ADSs into a larger number of shares, as applicable, (iii) combines (including by way of reverse share split) outstanding Ordinary Shares or ADSs into a smaller number of Ordinary Shares or ADSs, as applicable, or (iv) issues by reclassification of Ordinary Shares, ADSs or any shares of share capital of the Company, as applicable, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares or ADSs, as applicable (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares or ADSs, as applicable outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. For the purposes of clarification, the Exercise Price of this Warrant will not be adjusted in the event that the Company or any Subsidiary thereof, as applicable, sells or grants any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Ordinary Shares or Ordinary Share Equivalents, at an effective price per share less than the Exercise Price then in effect.

(b) [RESERVED]

(c) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Ordinary Shares or ADSs (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs, as applicable, are to be determined for the grant, issue or sale of such Purchase Rights.

(d) Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares or ADSs, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of ADSs acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares or ADSs, as applicable, are to be determined for the participation in such Distribution.

(e) Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares (including any Ordinary Shares underlying ADSs) are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs), (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization or recapitalization that requires the approval of the shareholders of the Company, spin-off or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Ordinary Shares (including any Ordinary Shares underlying ADSs, but not including any Ordinary Shares or ADSs held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Ordinary Share represented by each Warrant ADS that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder, the number of shares of capital stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares represented by each Warrant ADS for which this Warrant is exercisable immediately prior to such Fundamental Transaction. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share or ADS, as applicable, in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares or ADSs are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents (as defined in the Agreement) in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares represented by each Warrant ADS acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares or ADSs pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

(f) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of an ADS, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (including Ordinary Shares underlying ADSs but excluding treasury shares, if any) issued and outstanding.

(g) Notice to Holder.

i. Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant ADSs and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares or ADSs, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares or ADSs, (C) the Company shall authorize the granting to all holders of Ordinary Shares or ADSs rights or warrants to subscribe for or purchase any shares of share capital of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares or ADSs, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 5 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares or ADSs of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice and provided, further that no notice shall be required if the information is disseminated in a press release or document filed with the Securities and Exchange Commission . To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 4. Transfer of Warrant.

(a) Transferability. This Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within two (2) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant ADSs without having a new Warrant issued.

(b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Issue Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant ADSs issuable pursuant thereto.

(c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant ADSs issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant ADSs or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

(a) No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

(b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant ADSs, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

(c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

(d) Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant ADSs and underlying Ordinary Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the Warrant Shares needed for the Depositary to issue the necessary Warrant ADSs upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares and Warrant ADSs may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares and ADSs may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant ADSs in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its articles of association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant ADSs above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant ADSs upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Venue for resolution of disputes shall be as provided for in the Agreement.

(f) Restrictions. The Holder acknowledges that the Warrant ADSs acquired upon the exercise of this Warrant, if not registered and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

(g) Removal of Legend. The Holder shall have the right to request restrictive legends be removed from the Shares as provided for in the Agreement.

(h) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(i) Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be undertaken in accordance with the provisions of Section 8(g) of the Agreement.

(j) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant ADSs, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or ADSs or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(k) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(l) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant ADSs.

(m) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(n) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(o) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

(Signature Page Follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

NANO DIMENSION LTD.
By:
Name:
Title:

EXHIBIT A

NOTICE OF EXERCISE

TO: NANO DIMENSION LTD.

(1) The undersigned hereby elects to purchase ________ Warrant ADSs of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

☐ if permitted, the cancellation of such number of Warrant ADSs as is necessary, in accordance with the formula set forth in subsection ٢(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection ٢(c).

(3) Please issue said Warrant ADSs in the name of the undersigned or in such other name as is specified below:

The Warrant ADSs shall be delivered to the following DWAC Account Number or by physical delivery of a certificate to:

_____________________________________________________________________
_____________________________________________________________________
_____________________________________________________________________

[SIGNATURE OF HOLDER]

Name of Investing Entity:

_____________________________________________________________________________________________

Signature of Authorized Signatory of Investing Entity:

_____________________________________________________________________________________________

Name of Authorized Signatory:

_____________________________________________________________________________________________

Title of Authorized Signatory:

_____________________________________________________________________________________________

Date:

_____________________________________________________________________

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase Warrant ADSs.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:

_____________________________________________________________________

(Please Print)

Address:

_____________________________________________________________________

(Please Print)

Phone Number:

_____________________________________________________________________

Email Address:

_____________________________________________________________________

Dated:____________ _____, ______

Holder’s
Signature:

_____________________________________________________________________

Holder’s
Address:

_____________________________________________________________________
_____________________________________________________________________

EXHIBIT C

VESTING TERMS

Vesting: according to the following schedule

February 3, 2023	25% in total
May 3, 2023	50% in total
August 3, 2023	75% in total
November 3, 2023	100% in total